FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 746,142,135

Date: May 31, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

After several months of careful planning, analysis and development, the Issuer successfully integrated the Jinxiaoer loan brokerage platform into its Cubeler Lending Hub commercial lending platform during the period. Although Jinxiaoer was generating an increasingly large number of loan leads, the fact that the two platforms had not yet been integrated meant that information either still had to be entered manually going from Jinxiaoer to the Lending Hub, or that lenders still had to process Jinxiaoer leads outside of the Hub using their own, often outdated, processing systems. Now that the two platforms are integrated, the Issuer has a seamless and fully- automated offering able to accommodate all major stakeholders in the small and micro business lending space and bring much-needed efficiency to the lending process.

The Issuer's ASFC subsidiary's loan volumes continued to recover during the month following the lull in its lending activity during the months most affected by the COVID-19 outbreak.

The Issuer's ASSC and ASDS subsidiaries for their part were particularly active in May in Jiangyin helping with the distribution of COVID-19 related financial aid to the city's small and micro businesses. The success of ASSC and ASDS' collaboration on the financial aid distribution program with the city has led to talks of a possible permanent initiative between the city and the Issuer's subsidiaries.

2. Provide a general overview and discussion of the activities of management.

The Issuer's management's time during the period was spilt for the most part between the filing of its year-end 2019 financial statements and its proposed private placement financing consisting in the sale of units of corporate bond and warrants for gross proceeds of up to $10M.

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The Issuer's management decided not to hold a shareholder conference call following the filing of its Q4 2019 results, deciding instead to discuss both the Q4 2019 and the Q1 2020 results during the Issuer's annual general meeting (AGM) of shareholders to take place in the month of June, 2020. The decision was made in part to allow management to focus of more of its attention on the Issuer's announced private placement financing, a minimum portion of which the Issuer will require in order to meet its 2020 expansion objectives.

Discussions with prospective private placement investors during the period revealed to the Issuer's management that the majority of those prospective investors would prefer to have an opportunity to acquire equity in the Issuer in the future at a pre-determined price for their investment rather than earning interest on that investment. As commitments for the private placement as announced had already been collected throughout the month, but with a significant number of prospective investors requesting an adjustment to the attributes of the offering, the Issuer's management ended the period pondering the possibility of having two separate offerings to accommodate a wider range of prospective investors.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

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8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: June 5, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	May 2020	YY/MM/D
Peak Positioning Technologies Inc.		2020/06/05

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
info@peakpositioning.com	www.peakpositioning.com

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